VIA EDGAR

October 26, 2016

Valerie J. Lithotomos

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

               Re:       AdvisorShares Trust (File No. 811-22110)

Dear Ms. Lithotomos:

On behalf of AdvisorShares Trust (the “Trust”), this letter responds to comments you provided regarding the Trust’s preliminary proxy statement filed on October 11, 2016 relating to the AdvisorShares Dorsey Wright ADR ETF (the “Fund”). For ease of reference, set forth below are your comments followed by the Trust’s responses.

1.	Comment. Please confirm that (1) the Trust has received a manager of managers exemptive order from the Securities and Exchange Commission and (2) the Fund’s current investment sub-advisory agreement is operating within a 150-day term pursuant to Rule 15a-4 under the Investment Company Act of 1940.

Response. The Trust so confirms.

2.      Comment. Please confirm that the proposals are not conditioned upon each other.

Response. The Trust so confirms.

3.	Comment. Please confirm that there will not be any adjournment of the shareholder meeting for the purpose of obtaining more “yes” votes for a proposal.

Response. The Trust so confirms.

October 26, 2016

4.	Comment. Regarding the indemnification provisions in the new sub-advisory agreement versus the prior sub-advisory agreement, please confirm that there will not be a greater burden placed on shareholders.

Response. The Trust confirms that the indemnification provisions in both agreements are obligations of the Fund’s adviser and sub-adviser and, therefore, there will not be a greater burden placed on shareholders.

If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum